Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Amanda Chang
Investor Relations Department
Country/City Code 8862 Tel: 2656-8080
amanda.chang@gigamedia.com.tw

GigaMedia Announces Second-Quarter 2015 Financial Results

TAIPEI, Taiwan, August 5, 2015 – GigaMedia Limited (NASDAQ: GIGM) today announced its second-quarter 2015 unaudited financial results.

Message from Management

For the second quarter of 2015, the sales revenues were $2.7 million. The contribution made by the mobile games, the social casino games and the cloud computing business accounted for about 45.7%, 28.2% and 26.5% respectively.

The mobile gaming market is getting more competitive. Started from the second quarter of 2015, the Company began to scrutinize current performance of the mobile gaming business and try to integrate the resources of the operations in Taiwan and Hong Kong in order to streamline the business and then hopefully improve its margin by the end of this year.

In June 2015, the Company entered into partnership with World Mahjong Ltd. to organize the World Series of Mahjong 2015 and also became their exclusive online mahjong game provider; furthermore, will host the online qualifying tournaments of the World Series of Mahjong 2015 on “ClubOne” platform. “ClubOne”, the Company’s in-house developed social casino platform, is designed also to enable the land-based operators to consolidate resources for seizing more opportunities that navigate both online and offline markets.

Besides, in the second quarter of 2015, the Company continued to dispose partial marketable securities and repaid the short-term borrowings for lowering its leverage ratio and meanwhile, increasing its cash position.

Management considers 2015 a turnaround year for the Company. In addition to current mobile gaming business to be streamlined and newly launched platform, management also pursues an acquisitive growth and expects it to bring in more business value to the Company and also support its future revenue growth.

Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games and cloud computing services. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. GigaMedia’s cloud computing business GigaCloud was launched in early April 2013 and is focused on providing small and medium-sized enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Second Quarter

GIGAMEDIA 2Q15UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	2Q15	1Q15	Change (%)	2Q15	2Q14	Change (%)

Revenues	2,728	3,162	-13.7%	2,728	2,471	10.4%

Gross Profit	217	738	-70.6%	217	819	-73.5%

Loss from Operations	-3,801	-3,416	-11.3%	-3,801	-2,945	-29.1%

Net Income (Loss) Attributable to GigaMedia	1,377	5,239	-73.7%	1,377	-2,677	151.4%

Net Income (Loss) Per Share Attributable to GigaMedia, Diluted	0.02	0.09	-77.8%	0.02	-0.05	140.0%

EBITDA (A)	1,463	5,335	-72.6%	1,463	-2,448	159.8%

Cash and Marketable Securities-Current	68,305	75,575	-9.6%	68,305	63,009	8.4%

(A)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Second-Quarter Financial Results

•	Consolidated revenues were $2.7 million, dropped by 13.7% quarter-on-quarter mainly due to the decrease of the new game releases, but increased by 10.4% quarter-over-quarter due to the growth of the cloud computing business.

•	Consolidated operating expenses were $4.0 million in 2Q15, down by 3.3% quarter-on-quarter due to an slight decrease on selling and marketing expenses, but increased by 6.7% from $3.8 million quarter-over-quarter, resulting from an increase of selling and marketing expenses for the new games.

•	Consolidated non-operating income was $5.1 million attributable to the capital gain on disposal of marketable securities-current.

•	Net income was $1.4 million, up by 151.4% quarter-over-quarter mainly attributable to the gain on sales of marketable securities.

•	Cash and marketable securities-current in 2Q15 accounted for $68.3 million, decreased by 9.6% from $75.6 million in 1Q15 resulting from a disposal of marketable securities-current and the repayment of short-term borrowings.

•	Investments were $6.7 million in 2Q2015, increased approximately $1.0 million quarter-on-quarter, resulting from an investment in SportsPlus Inc. (www.sportsplus.me), a new app for daily fantasy sports and newly launched in the second quarter this year. Investments were decreased from $25.5 million in 2Q2014 to $6.7 million in 2Q2015 mainly due to a disposal of securities investment in April 2015.

Financial Position

GigaMedia maintained its solid financial position with cash and cash equivalents, marketable securities-current and restricted cash accounted for $69.3 million as of June 30, 2015, or approximately $1.25 per share.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of August 5, 2015. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company’s 2014 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

In the third quarter of 2015, the Company will continue to attend the gaming events in order to promote the co-developed new games and attract overseas publishers to license them in various countries. Meanwhile, for mobile gaming operation, the Company currently seeks for cooperation with overseas online platforms in order to better the monetization of the games.

With regard to social casino game platform, the Company continues the cooperation talk with overseas operators in order to license “ClubOne” not only in China but also in South East Asia by the end of 2015.

As for cloud computing business, the Company will continue to provide customized and integrated services to the corporate customers. Management also expects it to improve its margin while the sales revenues are increasing.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Webcast Schedule

For Q&A regarding the second quarter 2015 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw by August 10th, and the responses will be replied in the webcast. Webcast will be available on the company’s official website www.gigamedia.com on August 14th.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2013 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	6/30/2015	3/31/2015	6/30/2014
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Asian online game and service revenues	2,014,922	2,718,393	2,180,171
Other revenues	712,646	443,692	290,627

	2,727,568	3,162,085	2,470,798

Operating costs
Cost of Asian online game and service revenues	1,777,811	1,966,164	1,291,889
Cost of other revenues	732,775	457,520	360,349

	2,510,586	2,423,684	1,652,238

Gross profit	216,982	738,401	818,560

Operating expenses
Product development and engineering expenses	164,085	181,708	227,509
Selling and marketing expenses	2,262,207	2,687,116	1,677,455
General and administrative expenses	1,265,399	1,285,835	1,858,949
Other	326,594	0	0

	4,018,285	4,154,659	3,763,913

Loss from operations	(3,801,303)	(3,416,258)	(2,945,353)

Non-operating income (expense)
Interest income	106,324	102,529	174,559
Gain on sales of marketable securities	4,703,500	9,473,063	162,051
Interest expense	(48,224)	(82,113)	(68,399)
Foreign exchange (loss) gain - net	(17,655)	(16,242)	115,438
Equity in net earnings (loss) on equity method investments	22,954	40,100	(244,775)
Changes in the fair value of an instrument recognized at fair value	879,472	(951,660)	0
Other	(508,926)	18,373	18,402

	5,137,445	8,584,050	157,276

Income (loss) from continuing operations before income taxes	1,336,142	5,167,792	(2,788,077)
Income tax benefit	170	13,351	60,849

Income (loss) from continuing operations	1,336,312	5,181,143	(2,727,228)

Net income (loss)	1,336,312	5,181,143	(2,727,228)
Less: Net loss attributable to noncontrolling interest	40,525	58,130	50,537

Net income (loss) attributable to shareholders of GigaMedia	1,376,837	5,239,273	(2,676,691)

(Loss) earnings per share attributable to GigaMedia
Basic:
Income (loss) from continuing operations	0.02	0.09	(0.05)
Loss from discontinued operations	0.00	0.00	0.00

	0.02	0.09	(0.05)

Diluted:
Income (loss) from continuing operations	0.02	0.09	(0.05)
Loss from discontinued operations	0.00	0.00	0.00

	0.02	0.09	(0.05)

Weighted average shares outstanding:
Basic	55,261,661	55,261,661	53,901,371

Diluted	55,262,036	55,261,926	53,901,371

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	6/30/2015	3/31/2015	6/30/2014
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	68,299,828	53,856,429	40,660,576
Marketable securities - current	5,307	21,718,274	22,348,693
Accounts receivable - net	1,675,561	2,031,966	1,352,875
Prepaid expenses	1,019,249	671,116	648,190
Restricted cash	1,000,000	9,034,062	8,924,513
Other receivables	186,994	3,105,223	273,032
Other current assets	273,500	490,835	143,465

Total current assets	72,460,439	90,907,905	74,351,344

Marketable securities - noncurrent	4,744,000	4,744,000	9,214,270
Investments	6,740,252	5,724,346	25,476,917
Property, plant & equipment - net	1,675,312	1,719,799	1,695,953
Intangible assets - net	206,780	263,811	884,979
Prepaid licensing and royalty fees	5,026,779	5,144,947	4,843,848
Other assets	369,685	356,274	329,422

Total assets	91,223,247	108,861,082	116,796,733

Liabilities and equity
Short-term borrowings	4,536,617	19,808,307	19,755,567
Accounts payable	557,599	652,708	332,166
Accrued compensation	464,384	363,480	785,562
Accrued expenses	3,739,583	3,439,764	2,717,972
Unearned revenue	1,673,170	1,947,176	2,289,599
Other current liabilities	1,800,582	1,985,012	3,810,015

Total current liabilities	12,771,935	28,196,447	29,690,881
Other liabilities	1,933,173	1,935,620	182,150

Total liabilities	14,705,108	30,132,067	29,873,031

GigaMedia’s shareholders’ equity	76,607,057	78,776,989	86,825,311
Noncontrolling interest	(88,918)	(47,974)	98,391

Total equity	76,518,139	78,729,015	86,923,702

Total liabilities and equity	91,223,247	108,861,082	116,796,733

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	6/30/2015	3/31/2015	6/30/2014
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA

Net income (loss) attributable to GigaMedia	1,376,837	5,239,273	(2,676,691)
Depreciation	80,296	74,212	75,599
Amortization	64,129	55,316	319,683
Interest income	(106,302)	(102,529)	(174,362)
Interest expense	47,975	82,102	68,399
Income tax (benefit) expense	(170)	(13,351)	(60,849)

EBITDA	1,462,765	5,335,023	(2,448,221)